Exhibit (a)(1)(vi)

Supplement No. 1 to Offer to Purchase for Cash dated November 7, 2008 by

Cell Genesys Has Amended the Price Range of Its Offer to Purchase for Cash up to $80,000,000 Aggregate

Principal Amount of its Outstanding 3.125% Convertible Senior Notes due 2011 at a Purchase Price to be

Determined by Modified Dutch Auction.

THE OFFER HAS BEEN EXTENDED AND

AMENDED. THE OFFER, PRORATION PERIOD

AND WITHDRAWAL RIGHTS WILL EXPIRE

AT 5:00 P.M., NEW YORK CITY TIME, ON

TUESDAY, DECEMBER 16, 2008, UNLESS THE

OFFER IS FURTHER EXTENDED.

This Supplement (this “Supplement”) supplements and amends the Offer to Purchase, dated November 7, 2008 (as amended by Amendment No. 1 to Schedule TO filed on November 26, 2008 and hereby and as it may be further supplemented or amended from time to time, the “Offer to Purchase”) and the related Letter of Transmittal (as amended and restated by Amendment No. 2 to Schedule TO filed on the date hereof (“Amendment No. 2 to Schedule TO”) and as it may be further supplemented or amended from time to time, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”) of Cell Genesys, Inc., a Delaware corporation (the “Company,” “we,” “our” or “us”).

Cell Genesys is amending its previously announced offer to purchase for cash, upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal, up to $80,000,000 in aggregate principal amount of its outstanding 3.125% Convertible Senior Notes due 2011 (the “Notes”). As amended by this Supplement, Cell Genesys is offering to purchase the Notes at price not greater than $400 nor less than $340 per $1,000 principal amount, plus accrued and unpaid interest thereon up to, but not including, the date of purchase at prices determined by the “Modified Dutch Auction” procedure described in the Offer to Purchase.

Cell Genesys has extended the Expiration Date of the Offer to 5:00 p.m., New York City time, on Tuesday, December 16, 2008, unless further extended.

All references in the Offer to the minimum possible purchase price for the Notes pursuant to the Offer (originally $320) are hereby amended to mean $340. The term “Price Range” is hereby amended to mean a purchase price not greater than $400 nor less than $340 per $1,000 principal amount of the Notes. All references in the Offer to the “Expiration Date” shall mean 5:00 p.m., New York City time, on Tuesday, December 16, 2008, unless the Offer is further extended.

Amendment to the Offer to Purchase

The last full paragraph on page iii of the Offer to Purchase is hereby amended and restated in its entirety as follows: “We are making the Offer to all Holders. However, if we become aware of any jurisdiction in which the making of the Offer or the tender of Notes pursuant to the Offer would not be in compliance with the laws of such jurisdiction, and after making a good faith effort we cannot comply with any such law, the Offer will not be made to the Holders residing in that jurisdiction. The delivery of this Offer to Purchase shall not under any circumstances create any implication that the information contained herein, or incorporated herein by reference, is correct as of any time subsequent to the date hereof or, in the case of information incorporated herein by reference, subsequent to the date thereof, or that there has been no change in the information set forth herein, or incorporated herein by reference, or in the affairs of the Company or any subsidiaries of the Company since the date hereof.”

Amended and Restated Letter of Transmittal

Holders wishing to tender Notes may continue to use the Letter of Transmittal originally provided by Cell Genesys on November 7, 2008, or may use the Amended and Restated Letter of Transmittal filed as an exhibit to Amendment No. 2 to Schedule TO.

Holders that have previously validly tendered (and not withdrawn) their Notes pursuant to the Offer are not required to take any further action to receive the Purchase Price for any such Notes purchased pursuant to the Offer, unless they wish to withdraw their Notes or they wish to change the Purchase Price for which their Notes are being tendered. Holders that wish to withdraw their Notes must follow the procedures set forth in Section 7 of the Offer to Purchase. Holders that wish to change the Purchase Price for which their Notes are being tendered must withdraw their Notes following the procedures set forth in Section 7 of the Offer to Purchase and retender their Notes following the procedures set forth in Section 6 of the Offer to Purchase.

Except as set forth in this Supplement, the terms and conditions of the Offer remain as set forth in the Offer to Purchase and the Letter of Transmittal. This Supplement should be read in connection with the Offer to Purchase and the Letter of Transmittal. Unless otherwise indicated, capitalized terms used in this Supplement have the same meanings given to them in the Offer to Purchase.

CELL GENESYS, INC.

December 2, 2008

The Depositary for the Offer is:

U.S. BANK NATIONAL ASSOCIATION

By Regular, Registered or Certified Mail; Hand or Overnight Delivery:	By Facsimile (for Eligible Institutions only):

U.S. Bank National Association West Side Flats Operations Center 60 Livingston Avenue St. Paul, MN 55107 Attn: Brandi Steward (Cell Genesys, Inc. Notes due 2011)	(651) 495-8158 Fax cover sheets should provide a call back phone number and request a call back, upon receipt. Confirm Receipt by Calling: (651) 495-4738

For Information Call:

(800) 934-6802

Any questions or requests for assistance may be directed to the Information Agent or the Dealer Manager at their respective telephone numbers and addresses set forth below. Requests for additional copies of this Supplement, the Offer to Purchase, the Letter of Transmittal or related documents may be directed to the Information Agent at its telephone number or address set forth below. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

The Information Agent for the Offer is:

17 State Street, 10th Floor

New York, NY 10004

(866) 206-4938 (Toll Free)

Banks and Brokerage Firms please call:

(212) 440-9800

The Dealer Manager for the Offer is:

LAZARD CAPITAL MARKETS

30 Rockefeller Plaza

New York, New York 10020

4 Embarcadero Center

San Francisco, CA 94111

(415) 281-3420

Attention: Convertible Securities Desk

Simon Manning